FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 12a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                February 26, 1999

                           Commission File No. 0-26498

                             NUR MACROPRINTERS LTD.
             (Exact Name of Registrant as specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                              5 David Navon Street
                                Moshav Magshimim
                                  56910 Israel
                    (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]         Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ ]              No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

     Attached hereto and incorporated by reference herein are press releases of the registrant dated February 4, 1999, February 22, 1999, February 22, 1999 and February 25, 1999.


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NUR Macroprinters Establishes New Subsidiaries
NUR Asia Pacific Ltd. and NUR Middle East & Africa to Support Customers & Serve as Regional Marketing and Sales Organizations

Magshimim, Israel, February 4, 1999 - NUR Macroprinters Ltd. (NASDAQ:
NURTF), world-leading manufacturer of wide and superwide digital printing systems, today announced the formation of two new wholly owned subsidiaries, NUR Asia Pacific Ltd. and NUR Middle East & Africa.

The new subsidiaries will serve as customer support centers for NUR Macroprinters' customer base in Asia and the Pacific Rim as well as in the Middle East and Africa. These new companies will be directly responsible for NUR's marketing and sales activities in these regions. Headquartered in Shanghai, China, NUR Asia Pacific Ltd. will be responsible for sales in Asian markets as well as in Australia. The new subsidiary also plans on capitalizing on the huge potential in the Chinese market for wide and superwide format digital printing equipment. NUR Middle East & Africa's headquarters are situated in Belgium. This new organization will provide NUR Macroprinters' current customers in Africa with a customer support team dedicated solely to NUR products. NUR Middle East & Africa also plans on introducing NUR's digital printing systems to markets in North Africa and the Persian Gulf states.

Commenting on the formation of the new subsidiaries, Erez Shachar, President and CEO of NUR Macroprinters Ltd., said: "We look forward to building upon the success NUR has enjoyed in establishing direct distribution organizations in Europe and North America. NUR Asia Pacific and NUR Middle East & Africa are joining our U.S. and European-based subsidiaries in forming a global distribution and customer support network for the benefit of all our customers." Amir Noy has been named as NUR Asia Pacific Ltd.'s Managing Director. Mr. Noy moves to this position following several years as Vice President of Marketing at NUR Macroprinters corporate headquarters.

"Despite the current economic difficulties in the region, NUR views the formation of NUR Asia Pacific as the mechanism for building a marketing and service infrastructure that will best serve our interests as the Asian economies recover and expand," said Mr. Noy. "The potential market for NUR's printing systems in Mainland China is particularly significant. Our presence in Shanghai, China's commercial center, will favorably position the company to continue to successfully penetrate this vast market while, at the same time, provide superior service to our customers throughout Asia."

Nachum Korman has been appointed Managing Director of NUR Middle East & Africa. Prior to joining NUR, Mr. Korman served as Sales Manager at Scitex Middle East/Africa.

Commenting on the formation of NUR Middle East & Africa, Mr. Korman said, "I am pleased to be joining NUR at such a pivotal time in the company's development. NUR Middle East & Africa will build upon the proven success of NUR Europe and NUR America in a region hungry for the wide-format digital printing solutions NUR Macroprinters is known for."

Prior to the establishment of the new subsidiaries, Scitex Corporation served as NUR's distribution and service channel in these regions. The formation of NUR Asia Pacific Ltd. and NUR Middle East & Africa is part of the company's strategy to firmly root its marketing and customer support activities within wholly owned subsidiaries dedicated solely to NUR's products.

NUR Macroprinters Ltd. is a world leader in the development, manufacturing, marketing and servicing of wide-format inkjet printing systems and consumables. The Company's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications. Common applications include fleet graphics and advertising, exhibition and trade show displays, informational murals and outdoor signage, frontlit and backlit displays for retail and point-of-purchase windows, airports, hospitals, shopping centers, courtroom exhibits, sporting events and cinema houses, decorative construction scaffolding covers, scenery backdrops for theater, television and film studios and more. NUR printers are installed in over 160 sites throughout Europe, North and South America, Africa and Asia.

Certain statements made herein that use the words "estimate" "project" "intend" "expect" "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, changes in the level of activity in the automotive industry, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

NUR MACROPRINTERS LAUNCHES NUR FRESCO - The New Wide Format Digital Printing Press Targets the Screen-Printing Market

Magshimim, Israel, February 22, 1999 - NUR Macroprinters Ltd. (NASDAQ:
NURTF), world-leading manufacturer of wide and superwide format printers, today announced the launch of the NUR Fresco(TM) Wide Format Digital Printing Press.

A screenless wide format production press, the NUR Fresco is the first device to offer a real alternative to traditional screen printing techniques for wide format jobs.

"This is the first wide format digital printing press to truly meet the requirements of the screen printing industry for cost-effective short and medium-runs," said Erez Shachar, President and CEO of NUR Macroprinters Ltd. "As a true pioneering digital solution for screen printers, we are convinced of the NUR Fresco's potential to capture a significant segment of the screen printing market. We have introduced an unparalleled product that will revolutionize the conventional screen printing industry."

The NUR Fresco produces high quality graphics for point-of-purchase displays, banners, bus shelters, fleet graphics, posters, bus wraps, transit station posters, shopping mall displays, airport terminal displays and more. Utilizing piezo Drop-on-Demand (DoD) technology, the NUR Fresco prints sharp wide format graphics at up to 300-dpi resolution. Printing at widths up to 72" (1.83 m) and at a speed of 1000 sq.ft. per hour (90 m(2)/hour), NUR Fresco is the only high throughput digital press for production printing. As an indication of its speed, the printer can produce 40 bus shelter displays or 18 eight-sheet posters per hour. The NUR Fresco's roll-fed printing system accepts a wide range of standard substrates and allows the user to print wide format graphics at any length necessary or cut to sheet as required.

"The NUR Fresco will offer screen printers a more cost-effective digital alternative for printing standard wide-format jobs," added Shlomo Sagiv, President and CEO of Boston-based NUR America, Inc., NUR's wholly owned sales and customer support facility for the U.S., Canada and Latin America. As markets change, we're committed to helping customers increase profits while turning out high-quality production jobs quickly and efficiently," said Mr. Sagiv.

Commenting on the significant advantages the printer has over traditional screen printing, Alon Avnon, Managing Director of NUR Europe, S.A., NUR's wholly-owned sales and customer support facility in Europe, said, "The NUR Fresco has eliminated the film and screen setup costs which make screen printing a non-feasible technique for printing short run jobs. In addition, a significant savings in labor costs can be enjoyed with this machine since only one person is required to operate the printer."

The NUR Fresco prints on any standard substrate currently used on conventional wide-format screen presses. Costs are kept low since no special substrates are required. Furthermore, NUR Media Solutions S.A., NUR Macroprinters' wholly owned subsidiary for consumables development, is currently building a partnership program with major substrate suppliers in order to offer NUR Fresco users print warranties for up to 5 year outdoor durability.

First installations of the NUR Fresco will be taking place shortly at sites in the United States and Europe.

Worldwide sales and marketing activities for the NUR Fresco begin today.

NUR Fresco is available for order at a U.S. list price of $395,000. Deliveries are expected to commence in Q2 1999.

The introduction of the NUR Fresco Wide Format Digital Press today positions NUR Macroprinters as the only company mastering both piezo Continuous Inkjet (CIJ) and piezo DoD technologies for wide format printing applications. The NUR Fresco will build upon NUR's technological and marketing expertise with its market-leading NUR Blueboard, NUR Blueboard 2 and the new NUR Blueboard HiQ superwide digital printing system.

NUR Macroprinters Ltd. is a world leader in the development, manufacturing, marketing and servicing of wide-format inkjet printing systems and consumables. The Company's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications. Common applications include fleet graphics and advertising, exhibition and trade show displays, informational murals and outdoor signage, frontlit and backlit displays for retail and point-of-purchase windows, airports, hospitals, shopping centers, courtroom exhibits, sporting events and cinema houses, decorative construction scaffolding covers, scenery backdrops for theater, television and film studios and more. NUR printers are installed in over 180 sites throughout Europe, North and South America, Africa and Asia.

Certain statements made herein that use the words "estimate" "project" "intend" "expect" "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, changes in the level of activity in the automotive industry, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

NUR MACROPRINTERS LAUNCHES NUR BLUEBOARD HiQ - New Product Ensures the Finest Superwide Print Quality in the Industry

Magshimim, Israel, February 22, 1999, - NUR Macroprinters Ltd. (NASDAQ: NURTF), world-leading manufacturer of wide and superwide digital printing systems, today announced the launch of the NUR Blueboard HiQ(TM) superwide printing system. This new product incorporates the company's proprietary NUR HiQ(TM) technology resulting in higher resolution superwide prints, unparalleled optical density, superb color quality and improved solid color printing.

The new NUR Blueboard HiQ is a result of a growing demand for superwide format printing applications in which shorter viewing distances are necessary. By producing full color prints with visual resolution of 150 dpi, the NUR Blueboard HiQ is particularly effective in producing excellent quality indoor display graphics in addition to superwide outdoor applications.

"The NUR Blueboard HiQ is part of the on-going dynamic evolutionary process taking place at NUR Macroprinters," said Erez Shachar, President and CEO of NUR Macroprinters Ltd. "Just as we responded to feedback from our customers concerning the issue of productivity by introducing the NUR Blueboard 2 as a complement to our flagship NUR Blueboard product, today we are again responding to the needs of a changing market by providing customers with the means for enhanced print quality."

"NUR's development and production teams have incorporated advances in hardware and software to produce a new product with unmatched print quality, unbeatable color intensity, superb quality of solid colors and guaranteed color repeatability. The tremendous improvements this new product will provide our customers will have no influence on the production speed, throughput, reliability or cost of output our NUR Blueboard and NUR Blueboard 2 products have until now guaranteed," Mr. Shachar concluded.

"We've really focused on the needs of our current customers with the launch of the NUR Blueboard HiQ," added Alon Avnon, Managing Director of Belgium-based NUR Europe S.A., NUR's wholly owned sales and customer support facility in Europe. "NUR offers an upgrade path for purchasers of the NUR Blueboard and NUR Blueboard 2 to give them full HiQ capabilities." Mr. Avnon said NUR is committed to helping customers protect their investment and maintain their competitiveness as their businesses grow and markets change.

Commenting on the product launch, Shlomo Sagiv, President and CEO of Boston-based NUR America, Inc., said, "The NUR Blueboard HiQ is an exciting new development for us that strengthens NUR's position at the forefront of the superwide format printing industry. NUR's productivity and overall print quality are second to none."

NUR is accepting orders immediately for the NUR Blueboard HiQ as well as for the upgrade package for current customers. First deliveries are scheduled for Q2 1999.

From Q2 1999, the NUR Blueboard HiQ digital printing system will replace the company's NUR Blueboard and NUR Blueboard 2 products.

The NUR Blueboard series printing systems are the only piezo continuous inkjet printers for superwide print applications which can print on practically any media up to 16.4 feet (5 meters) wide. Common applications include fleet graphics and advertising, exhibition and trade show displays, informational murals and outdoor signage, frontlit and backlit displays for retail and point-of-purchase windows, airports, hospitals, shopping centers, courtroom exhibits, sporting events and cinema houses, decorative construction scaffolding covers, scenery backdrops for theater, television and film studios and more.

NUR Macroprinters Ltd. is a world leader in the development, manufacturing, marketing and servicing of wide-format inkjet printing systems and consumables. The Company's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications. Common applications include fleet graphics and advertising, exhibition and trade show displays, informational murals and outdoor signage, frontlit and backlit displays for retail and point-of-purchase windows, airports, hospitals, shopping centers, courtroom exhibits, sporting events and cinema houses, decorative construction scaffolding covers, scenery backdrops for theater, television and film studios and more. NUR printers are installed in over 180 sites throughout Europe, North and South America, Africa and Asia.

Certain statements made herein that use the words "estimate" "project" "intend" "expect" "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, changes in the level of activity in the automotive industry, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

NUR MACROPRINTERS REGISTRATION STATEMENT ON BEHALF OF CERTAIN SECURITY HOLDERS IS DECLARED EFFECTIVE

      Magshimim, Israel - February 25, 1999 - Nur Macroprinters Ltd. (NASDAQ-NMS
Symbol: NURTF) ("Nur"), announced today the effectiveness of a registration statement filed on behalf of certain security holders for the proposed sale by such security holders of 9,119,483 Ordinary Shares of Nur, NIS 1.0 nominal value, including 555,000 shares underlying warrants, and 1,805,039 shares underlying options, previously issued by Nur. Nur will not receive any proceeds from the sale of such securities. Such sales are anticipated to be made by such security holders from time to time at negotiated or prevailing market prices. A copy of the prospectus can be obtained through Hilel Kremer, Chief Financial Officer of Nur, at the offices of Nur at 5 David Navon Street, Moshav Magshimim 56910, Israel, 972-3-908-7676.

      A registration statement related to these securities has been filed with the Securities Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

      Nur Macroprinters Ltd. is a world leader in the development, manufacturing, marketing and servicing of wide-format ink-jet printing systems and consumables. Nur's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications, such as billboards, posters, banners and point of purchase displays for advertising as well as decorations and backdrops for show rooms, fleet graphics, trade shows, museums and exhibits.

      Certain statements made herein that use the words "estimate" "project" "intend'" "expect'" "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of Nur to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to Nur's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with Nur's business, reference is made to Nur's reports filed from time to time with the Securities and Exchange Commission.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NUR MACROPRINTERS LTD.



Date:   February 26, 1999                By:  /s/ Erez Shachar
                                              ---------------------------
                                         Name:    Erez Shachar
                                         Title:   Chief Executive Officer


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